June 10, 2009
H. Christopher Owings
Assistant Director
Division of Corporation Finance
United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Atlas America, Inc. Preliminary Proxy Statement on Schedule 14A Filed May 22, 2009 File No. 001-32169
Dear Mr. Owings:
     On behalf of Atlas America, Inc. (the “Company”), we wish to respond to your comment letter dated June 5, 2009 concerning the above-referenced filing. For your convenience, we first restate your comments in italics and then provide the Company’s response.
Preliminary Proxy Statement on Schedule 14A
General
1.	We note your additional disclosure regarding your merger agreement with Atlas Energy Resources, LLC. Please revise your disclosure throughout your filing, as appropriate, to clarify that Proposal 2 must be approved in order for the merger to occur. In this regard, we note that you have indicated that approval of Proposal 2 does not itself result in approval of the merger.

The Company has revised the Proxy Statement at Page 8 to disclose that approval by the stockholders at either the annual meeting or at a special meeting of stockholders in order to amend the Company’s certificate of incorporation to increase the number of authorized shares of common stock is a condition to completion of the merger.

Merger Agreement With Atlas Energy Resources, LLC, page 2
2.	In the second paragraph of the above referenced section you state that upon completion of the merger each outstanding common unit of Atlas Energy Resources, other than treasury units and Atlas Energy Resources common units owned by you and your subsidiaries, will be cancelled and converted into the right to receive 1.16 shares of your common stock. Please revise your disclosure to also indicate the total number of shares you expect to issue upon consummation of the merger.

The Company has revised the Proxy Statement at Pages 2 and 8 to disclose the total number of shares it expects to issue upon consummation of the merger, based upon the number of units and awards of Atlas Energy Resources, LLC outstanding as of the record date.

3.	In the fourth paragraph of the above referenced section you state that your description of the merger and the merger agreement in the preceding paragraph does not purport to be complete and is qualified in its entirety by reference to the merger agreement. Please revise your discussion of the merger and merger agreement to include all material terms and remove any qualification such as that contained in the fourth paragraph of this section. With respect to terms of the merger and merger agreement that are not material, you may refer to your Current Report on Form 8-K, filed on April 27, 2009.

The Company has revised the Proxy Statement at Pages 2 and 8 to (i) include all material terms of the merger agreement and (ii) remove qualifications relating to the summary.

Sincerely, ATLAS AMERICA, INC.
/s/ Lisa Washington
Lisa Washington
Chief Legal Officer and Secretary
cc: Christopher Chase